SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Market Announcement of September 14, 2018 and February 28, 2019, that on this date the judgment of the of the Motion for Reconsideration in Review in Special Appeal number 790288/PR, by the Superior Court of Justice ("STJ"), being provided in favor of the creditor of the electric energy compulsory loan.

The referred appeal dealt with compulsory loan, specifically with regard to criteria related to the final term for calculating compensatory interest of 6% per annum on any credits discussed in the lawsuits in which the Company is listed on the passive pole.

However, Eletrobras understands that the credits were paid in accordance with its own legislation, and the debts under discussion deal with judicial debts and no more deal with taxes. Therefore, it is necessary to apply the correction with own charges of judicial debts, in observance of Resources Numbers RESP 1.003.955/RS and ERESP 826809/RS, without interest of 6% per year.

The Company informs that will continue in the judicial discussion through the appropriate remedies. Therefore, we will await the publication of the judgment through the Official Gazette and we clarify that, at this moment, there are no elements for the decision handed down in the STJ to change the amounts already provisioned for the Compulsory Loan of Electric Energy processes, considering that, according to the understanding of the legal department of Eletrobras, today's judgment affects only the lawsuit in question, and does not have an automatic effect for the other proceedings provided for.

The Company will keep the market informed about the judgment in question.

Rio de Janeiro, June 12, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.